June 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Edward M. Kelly / Erin M. Purnell, Legal

Melissa Raminpour / Beverly A. Singleton, Accounting

Re:	American Outdoor Brands, Inc.

Amendment 1 to Draft Registration Statement on Form 10

Submitted June 8, 2020

CIK 0001808997

Ladies and Gentlemen:

We express our appreciation for your prompt review of the Amendment No. 1 to Draft Registration Statement on Form 10 (the “Draft Registration Statement”) of American Outdoor Brands, Inc. (formerly, American Outdoor Brands Spin Co.), a Delaware corporation (the “Company,” “we,” “us,” and “our”). Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are confidentially submitting to the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, this supplemental response to the comment letter addressed to Brian D. Murphy, President and Chief Executive Officer of the Company, dated June 16, 2020 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. This supplemental response includes proposed changes to our Information Statement (the “Information Statement”) made in response specifically to Comment 4 of the Comment Letter. We discussed filing this supplemental response with the Staff in order to gain clarity on Comment 4 prior to our next full filing with the Commission.

Our response is indicated below, directly following a restatement of the Staff comment in bold, italicized type.

Amendment 1 to Draft Registration Statement on Form 10 Submitted June 8, 2020

Note 1. Background, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

Staff Comment:

4.

In your response to prior comment 10, we note your analysis of why you do not disclose revenue by your four brand lanes. Consider revising to disclose revenue by major product line rather than by brand lane. For example, we note your disclosure on page 85 that your

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June 29, 2020

outdoor products and accessories encompass hunting, fishing, camping, shooting, and personal security and defense products, and you provide several examples of the types of products within these categories. Further, you indicate part of the increase in revenue from 2018 to 2019 was from electro-optics products and market acceptance of newly introduced shooting, hunting, and cutlery products over the past several years.

Company Response: We believe that the revenue disclosure in the current draft of the Form 10 accurately reflects the way that we manage the business, as we focus on revenue from e-commerce and traditional distribution channels. Our brand lane structure is how we have organized certain non-selling functions within our Company, and as such, reporting revenue by brand lane would be inconsistent to how we manage the business. We note our reference to brand lanes throughout our disclosure in the Form 10 and confirm that we do not manage the business through the review of specific products or product groupings. We manage our business through distinct efforts and activities tailored to our e-commerce and traditional distribution channels. We have organized our sales teams into customer groups, or classes of trade, that focus on specific go-to-market strategies designed for e-commerce or traditional brick and mortar retailers. Our sales teams are responsible to sell the full array of our products within all brand lanes. We measure our results through review of revenue in the two distribution channels and specific customers within these channels. We then look at specific product categories or specific products to help understand the trends driving distribution channel and customer results. For this reason, in our disclosure, we referenced specific revenue increases in electro-optics and market acceptance of newly introduced products in shooting, hunting, and cutlery products to emphasize trends driving revenue in our two distribution channels.

To clarify the disclosure relating to our management of the business, we propose the following changes to the Information Statement. These changes clarify the following points:

a)

Our brand lane structure was created as a way to organize our product development, marketing, digital support, and customer service so we could have separate teams dedicated to driving specific content and consumer awareness for each respective group of brands.

b)

We measure our revenue performance based on the e-commerce and traditional distribution channels, and accordingly, our sales team is structured by class of trade within each of the two distribution channels. The Company and applicable members of our sales team sell all of our products, regardless of brand or brand lane. Our go-to-market strategies are created, managed, and structured on these two distribution channels, with distinct activities designed to drive revenue growth in these two different channels.

What follows are excerpts from the Information Statement submitted confidentially with the Commission on June 8, 2020 with our proposed changes marked in redline format.

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June 29, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Overview and Highlights (page 71 of June 8th Information Statement)

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include Caldwell, Wheeler, Tipton, Frankford Arsenal, Hooyman, BOG, MEAT!, Uncle Henry, Old Timer, Imperial, Crimson Trace, LaserLyte, Lockdown, UST, BUBBA, and Schrade, and we license for use in association with certain products we sell additional brands, including M&P, Smith & Wesson, Performance Center by Smith & Wesson, and Thompson/Center Arms. In focusing on the growth of our brands, we organize our creative, product development, sourcing, and ~~e-commerce~~ digital support teams into four brand lanes, each of which focuses on one of four distinct consumer verticals – Marksman, Defender, Harvester, and Adventurer – with each of our brands included in one of the brand lanes. Our sales activities ~~focus on our various~~are focused and measured on how we go to market within the e-commerce and traditional distribution channels. These two channels involve distinct strategies to increase revenue and enhance market share. Our sales team is organized by customer groups, which we refer to as classes of trade, ~~such as online retailers, specialty retailers, dealers, distributors, and direct to consumer~~within the e-commerce and traditional channels and sells our products from all brands across all four of our brand lanes. We measure our success through sales performance in these distribution channels against prior results and our own expectations.

2.	Key Performance Indicators (page 73 of June 8th Information Statement)

Sales

We assess net sales by comparing results from the current reporting period against the performance in corresponding periods from previous years. We also review sales by e-commerce and traditional distribution channels, that consist of various categories, including by customer and by brand against corresponding periods from the previous year. We use certain sales metrics to assess our financial performance and assist us in determining compensation decisions. Our sales growth is driven by new product offerings, expansion into new product categories, and market share gains. Sales can be impacted by product availability, promotional programs and competitor activities, success of marketing efforts, and the general spending habits of consumers. Consumer spending patterns depend on economic conditions and changes in discretionary spending.

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June 29, 2020

3.	Fiscal 2020 Net Sales Compared with Fiscal 2019 (page 75 of June 8th Information Statement)

Net sales for fiscal 2020 decreased $~~[•]~~10.0 million, or ~~[•]~~5.6%, from the prior fiscal year. Net sales to related parties in fiscal 2020 was $~~[•]~~15.1 million compared with $17.5 million for the prior fiscal year. ~~Revenue~~Net sales in our traditional channels decreased by $17.2 million, or 13.1% primarily ~~as a result ofreduced sales to OEM customersfor our laser products, recent bankruptcies and other financial instability by certain of our customers, and a~~because of a $4.3 million decline in ~~sales of~~our branded camping accessory ~~products resulting from~~sales as a result of one large retailer accelerating a strategy towards its own private label brand~~. In addition, net sales in late fiscal 2020 wasnegatively impacted by~~, $4.0 million from reduced sales to OEM customers, and $2.4 million in related party sales. In addition, we believe that we experienced reduced orders because of recent bankruptcies and other financial instability by certain of our customers and several factors related to the COVID-19 ~~crisis~~pandemic late in fiscal 2020, including a major online retail customer’s decision to halt or delay most non-essential product orders, COVID-19-related supply chain issues, COVID-19-related “stay at home” orders, and sporting goods store closures, which have significantly reduced retail foot traffic in many states. The reduced orders as a result of the COVID-19 pandemic were partially offset by $6.9 million, or 14.5%, of increased sales growth in our e-commerce channel from a shift in consumer preference to online retailers and increases in our own direct-to-consumer business.

4.	Fiscal 2019 Net Sales Compared with Fiscal 2018 (page 75 of June 8th Information Statement)

Net sales for fiscal 2019 increased $5.7 million, or 3.3%, over fiscal 2018. Net sales to related parties for fiscal 2019 was $17.5 million compared with $13.8 million for the prior fiscal year. ~~Revenue~~Net sales increased primarily because of~~$10.2 million~~ increased revenue in our e-commerce ~~revenue, including~~channel by $10.2 million, or 27.4%, because of large bulk orders from our large online retailers ~~that had large bulk orders with discounted pricing in fiscal 2019;~~partially offset by $4.5 million, or 3.4%, lower revenue in our traditional channels. The decrease in our traditional channels was primarily due tolower third-party OEM and commercial electro-optics product revenue as a result of a general decline in firearm market conditions mentioned above, offset by $~~2.6~~3.7 million ~~of~~in higher related party sales ~~for electro-optics products;~~and $1.2 million of inorganic revenue from the BUBBA acquisition. In addition, we have received positive market acceptance of newly introduced ~~shooting, hunting, and cutlery~~products over the past several years as new products represented 7.1% of net sales for fiscal 2019~~;and $1.2 million of inorganic revenue from the BUBBA acquisition; partially offset by $4.3 million oflower third-party OEM and commercial electro-optics product revenue as a result of a general decline in firearm market conditions mentioned above~~.

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June 29, 2020

Business

5.	Introduction (page 85 of June 8th Information Statement)

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include Caldwell, Wheeler, Tipton, Frankford Arsenal, Hooyman, BOG, MEAT!, Uncle Henry, Old Timer, Imperial, Crimson Trace, LaserLyte, Lockdown, UST, BUBBA, and Schrade, and we license for use in association with certain products we sell additional brands, including M&P, Smith & Wesson, Performance Center by Smith & Wesson, and Thompson/Center Arms. In focusing on the growth of our brands, we organize our creative, product development, sourcing, and e-commerce teams into four brand lanes, each of which focuses on one of four distinct consumer verticals – Marksman, Defender, Harvester, and Adventurer – with each of our brands included in one of the brand lanes. Our sales activities ~~focus on our various~~are focused and measured on how we go to market within the e-commerce and traditional distribution channels. These two channels involve distinct strategies in order to increase revenue and enhance market share. Our sales team is organized by customer groups, which we refer to as classes of trade, ~~such as online retailers, specialty retailers, dealers, distributors, and direct to consumer~~within the e-commerce and traditional channels and sells our products from all brands across all four of our brand lanes. We measure our success through sales performance in these distribution channels against prior results and our own expectations.

6.	Brand Lanes (page 93 of June 8th Information Statement)

Our Brand Lanes are the foundation for our distinctive ~~operations~~creative, product development, sourcing, and e-commerce functions. Our brand-first approach is combined with passionate personnel to deliver authentic experiences to our consumers. Our knowledgeable employees develop a deep understanding of our brands and understand precisely what our customers and consumers desire most in new products. Dedicated management, marketing, creative, ~~e-commerce~~digital support, and engineering teams assigned to each brand lane allow us to strategically and efficiently approach our development roadmap and marketing efforts. We currently ~~sell~~market our products under 20 distinct brands, organized into four brand lanes aligned with our specific consumer verticals:

7.	Distribution Channels and Customers (page 96 of June 8th Information Statement)

We distribute our products through ~~online retailers,~~e-commerce and traditional distribution channels. Our e-commerce channels include net sales from customers that do not operate a physical brick and mortar store but rather generate the majority of their revenues from consumer purchases from their retail websites. This also includesour own e-commerce platform, including our websites. Our traditional channels include net sales from customers that primarily operate out of physical brick and mortar stores and generate the large majority of revenues from consumer

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purchases inside their brick and mortar locations. These traditional distribution channels include sports specialty stores, sporting goods stores, dealers and distributors, mass market, and home and auto retailers~~, and direct-to-consumers through our own e-commerce platform, including our websites.~~ Our go-to-market strategies for these two channels are tailored very differently, with e-commerce initiatives focused on digital advertising and consumer awareness, while traditional channel initiatives include in-store displays, focused advertising, and tailored promotional programs. Our three largest customers accounted for an aggregate of ~~[●]~~42.2%, 41.3%, and 34.0% of our revenue for fiscal 2020, 2019, and 2018, respectively. The world’s largest e-commerce retailer, through its very extensive customer base and consumer-driven product offering, accounted for ~~[●]~~22.7%, 20.8%, and 14.9% of our revenue for fiscal 2020, 2019, and 2018, respectively; our former parent company accounted for ~~[●]~~9.0%, 9.9%, and 8.0% of our revenue for fiscal 2020, 2019, and 2018, respectively, primarily through license agreements; and a very large national sporting goods chain accounted for ~~[●]~~10.5%, 10.7%, and 11.1% of our revenue, for fiscal 2020, 2019, and 2018, respectively, through its retail locations. Our customers generally focus on profitability, product innovation, quality, reliability, on-time delivery, brand awareness, and effective marketing programs.

Our sales ~~organization~~team is built around ~~our~~the two distribution channels ~~(which we refer to as~~and is organized into customer groups, or classes of trade, or COTs, with dedicated individuals within each COT team that focus on each of the four categories we target: shooting accessories, fishing, camping, and electro-optics. Each COT team sells products from all of our brand lanes. We believe the structure of our sales organization allows us to accomplish three very important goals. First, it gives us the ability to consistently focus on the unique needs and requirements of each customer group. Second, and more importantly, it allows us to develop and execute strategic plans based on how each customer group conducts business as well as how it targets its primary and secondary consumers. Finally, our sales organization is designed to be able to adapt to acquisitions and the expansion of our brands into new categories without having to alter our sales structure. We believe this will allow us to integrate new categories into our teams with minimal disruption to our existing business and, more importantly, allow us to quickly begin leveraging our size and scope with the new additions.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (612) 418-0773 or Andy Fulmer at (413) 695-5573.

U.S. Securities and Exchange Commission

June 29, 2020

Sincerely,

Brian D. Murphy

cc:	H. Andrew Fulmer, American Outdoor Brands, Inc.

Robert S. Kant, Greenberg Traurig, LLP

Katherine A. Beck, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP